UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 30, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Supernus Pharmaceuticals, Inc.

File No. 333-171375- CF#26305

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Supernus Pharmaceuticals, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 filed on December 23, 2010, as amended.

Based on representations by Supernus Pharmaceuticals, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.10	through January 31, 2021
Exhibit 10.11	through January 31, 2021
Exhibit 10.12	through January 31, 2021
Exhibit 10.13	through January 31, 2021
Exhibit 10.14	through January 31, 2021
Exhibit 10.15	through January 31, 2014

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Jeffrey Riedler
Assistant Director